UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-43463

Pasqal Holding SA

24, rue Emile Baudot

91120 Palaiseau, France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On September 24, 2026, Pasqal Holding SA (“Pasqal”) issued a press release announcing its financial results for the first six months of 2026. A copy of the press release is attached hereto as Exhibit 99.1. Also attached as exhibits to this Report on Form 6-K are (i) Management’s Discussion and Analysis of Financial Condition and Results of Operations at June 30, 2026 and December 31, 2025 and for the six months ended June 30, 2026 and 2025, which is attached as Exhibit 99.2, and (ii) Pasqal’s unaudited condensed consolidated financial statements at June 30, 2026 and December 31, 2025 and for the six months ended June 30, 2026 and 2025, which are attached as Exhibit 99.3.

Exhibit 99.1 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release of Pasqal, dated September 24, 2026.
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations at June 30, 2026 and December 31, 2025 and for the Six Months Ended June 30, 2026 and 2025.
99.3	Unaudited Condensed Consolidated Financial Statements at June 30, 2026 and December 31, 2025 and for the Six Months Ended June 30, 2026 and 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PASQAL HOLDING SA

Date: September 24, 2026	By:	/s/ Wasiq Bokhari
Name: Wasiq Bokhari
Title: Chief Executive Officer

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